

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

<u>Via E-Mail</u>
Mr. Jarnail Dhaddey
President
Westpoint Energy, Inc.
871 Coronado Center Drive, Suite 200
Henderson, Nevada 89052

> **Re:** **Westpoint Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 8, 2011**
> **File No. 333-175313**

Dear Mr. Dhaddey:

We have reviewed your amendment and your letter dated August 5, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>General</u>

1.  Please provide updated information with each amendment. For example, and without limitation, we note your statement at page 44 that you expect that the initial phase of the work program will be completed by the fall of 2011. Please provide updated disclosure regarding the status of your work program.

2.  We note your response to comment three in our letter dated July 26, 2011, and your reference to the Saskatchewan Department of Energy summary sheet. Please tell us

whether the document that you provided in response to such comment was prepared by the Saskatchewan Department of Energy.  If it was not prepared by such entity, please tell us who prepared such document.

Risk Factors, page 14

3.      We note your response to comment seven in our letter dated July 26, 2011 (i.e., that Mr. Dhaddey resides in Morgan Hill, California and Mr. Adams resides in Calgary, Alberta). Please provide related risk factor disclosure, or tell us why this does not present any material risks.  In that regard, we note the location of your properties.

We are an exploration stage company…, page 14

4.      We re-issue comment nine in our letter dated July 26, 2011, as it appears that you have not revised this risk factor.

Since our officer and directors work for Titan…, page 17

5.      We note your response to comment 12 in our letter dated July 26, 2011.  Please revise this risk factor to identify Messrs. Dhaddey and Adams specifically, rather than referring to them as your "sole officer and two directors" or as the "individuals."  For instance, revise the last sentence to state more clearly that Mr. Dhaddey and Mr. Adams may have a conflict of interest in helping to identify and obtain for Westpoint rights to mineral properties, personnel or other business opportunities that Titan may also be considering.

Description of Business, page 34

6.      We note your response to comment 12 in our letter dated July 26, 2011.  Please revise your filing to clarify whether Messrs. Dhaddey or Adams have ever visited the Saskatchewan properties, and to disclose the anticipated timing for any planned visit in the future.

Financial Statements, page 51

7.      We note your financial statements are no longer current.  Please amend your filing to include updated financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director